Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2008

SRKP 2, Inc.
Attn: Anthony C. Pintsopoulos, Principal Financial Officer
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

Re: SRKP 2, Inc.
         Form 10-KSB for the Year Ended December 31, 2007
         File No. 000-52536

Dear Mr. Pintsopoulos:

    We have completed our review of your Form 10-KSB and have no further comments at this time.

                              Sincerely,

                              Carlton Tartar
                              Branch Chief